UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

The Greenbrier Companies, Inc.
(Name of Issuer)
Common Stock, Without Par Value
(Title of Class of Securities)
393657101
(CUSIP Number)
Robert W. Shank
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035
(503) 684-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	393657101

1.	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only): William A. Furman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7.	SOLE VOTING POWER:

NUMBER OF		1,550,000

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,550,000

WITH	10.	SHARED DISPOSITIVE POWER:

N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,550,000 Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Explanatory Note: William A. Furman previously reported ownership of shares of Common Stock of The Greenbrier Companies, Inc. on Schedule 13G in reliance on Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). According to interpretations by the staff of the Securities and Exchange Commission (the “SEC”), the foregoing exemption is no longer available in the event that a person acquires “beneficial ownership” (as defined in the Exchange Act and the rules thereunder) in any twelve month period of more than two percent of a class of equity securities under the Exchange Act. Accordingly, consistent with the SEC staff’s interpretation of the exemption provided by Rule 13d-1(d), Mr. Furman is filing this Schedule 13D.
SCHEDULE 13D
Item 1. Security and Issuer
     This statement relates to the Common Stock, without par value (the “Shares”), issued by The Greenbrier Companies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is One Centerpointe Drive, Suite 200, Lake Oswego, Oregon 97035.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by William A. Furman on behalf of himself (the “Reporting Person”).
     (b) The Reporting Person has his principal business and office address at One Centerpointe Drive, Suite 200, Lake Oswego, Oregon 97035.
     (c) The Reporting Person is the President and Chief Executive Officer and a Director of the Issuer.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds
The source of funds for the purchases of the Shares was the Reporting Person’s personal funds.
Item 4. Purpose of the transaction:
The Reporting Person acquired the Shares in the ordinary course of business, for investment, and not for the purpose of acquiring control of the Issuer. There are no plans or proposals which the Reporting Person has which relate to, or would result in, any of the matters referred to in paragraphs (a) — (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals regarding the Issuer or his investment in the Issuer.
Item 5. Interest in Securities of the Issuer:
     (a) Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009, there were 16,713,984 Shares issued and outstanding on March 28, 2009. The 1,550,000 Shares beneficially owned by the Reporting Person as of the date hereof represent approximately 9.3% of the outstanding Shares.
     (b) The Reporting Person has the power to vote or to direct the vote of and the power to dispose or direct the disposition of all of the Shares of which he is the beneficial owner.
     (c) Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference, is a list of transactions in the Shares effected by the Reporting Person during the 60 days prior to the date of this Schedule 13D.
     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Schedule 13D as beneficially owned by the Reporting Person.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
     Not applicable.
Item 7. Material to be Filed as Exhibits
     Not applicable.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 23, 2009

/s/ William A. Furman
William A. Furman

Schedule 1
Transactions by the Reporting Person in Shares During the Prior Sixty Days

	Number of Shares	Price Per Share	Nature of
Date	Purchased	($)	Transaction

4/21/09	300	7.21	Open Market Purchase

4/21/09	1000	7.22	Open Market Purchase

4/21/09	100	7.23	Open Market Purchase

4/20/09	500	7.38	Open Market Purchase

4/20/09	600	7.39	Open Market Purchase

4/20/09	800	7.40	Open Market Purchase

4/20/09	600	6.84	Open Market Purchase

4/20/09	1,400	6.85	Open Market Purchase

4/20/09	4,500	6.86	Open Market Purchase

4/20/09	100	6.87	Open Market Purchase

4/20/09	1,800	6.88	Open Market Purchase

4/20/09	700	6.89	Open Market Purchase

4/20/09	1,200	6.90	Open Market Purchase

4/20/09	1,400	6.91	Open Market Purchase

4/20/09	2,600	6.92	Open Market Purchase

4/20/09	600	6.93	Open Market Purchase

4/20/09	2,000	6.94	Open Market Purchase

4/20/09	1,500	6.95	Open Market Purchase

4/20/09	600	6.96	Open Market Purchase

4/20/09	1,000	6.99	Open Market Purchase

4/20/09	3,600	7.00	Open Market Purchase

	Number of Shares	Price Per Share	Nature of
Date	Purchased	($)	Transaction

4/20/09	100	7.03	Open Market Purchase

4/20/09	700	7.05	Open Market Purchase

4/20/09	400	7.06	Open Market Purchase

4/20/09	2,300	7.08	Open Market Purchase

4/20/09	200	7.09	Open Market Purchase

4/20/09	800	7.10	Open Market Purchase

4/20/09	300	7.11	Open Market Purchase

4/20/09	100	7.12	Open Market Purchase

4/20/09	300	7.13	Open Market Purchase

4/20/09	200	7.14	Open Market Purchase

4/20/09	100	7.15	Open Market Purchase

4/20/09	200	7.16	Open Market Purchase

4/20/09	400	7.17	Open Market Purchase

4/20/09	1,000	7.18	Open Market Purchase

4/20/09	100	7.19	Open Market Purchase

4/20/09	800	7.20	Open Market Purchase

4/20/09	100	7.21	Open Market Purchase

4/20/09	700	7.22	Open Market Purchase

4/20/09	3,300	7.23	Open Market Purchase

4/20/09	2,200	7.24	Open Market Purchase

4/20/09	300	7.25	Open Market Purchase

4/20/09	1,800	7.26	Open Market Purchase

4/20/09	300	7.27	Open Market Purchase

4/20/09	100	7.28	Open Market Purchase

4/20/09	300	7.29	Open Market Purchase

	Number of Shares	Price Per Share	Nature of
Date	Purchased	($)	Transaction

4/20/09	1,300	7.30	Open Market Purchase

4/20/09	700	7.32	Open Market Purchase

4/20/09	500	7.33	Open Market Purchase

4/20/09	3,300	7.34	Open Market Purchase

4/20/09	200	7.36	Open Market Purchase

4/16/09	100	6.38	Open Market Purchase

4/16/09	100	6.383	Open Market Purchase

4/16/09	100	6.385	Open Market Purchase

4/16/09	100	6.3875	Open Market Purchase

4/16/09	300	6.395	Open Market Purchase

4/16/09	100	6.40	Open Market Purchase

4/16/09	300	6.42	Open Market Purchase

4/16/09	200	6.44	Open Market Purchase

4/16/09	700	6.50	Open Market Purchase

4/16/09	1,100	6.61	Open Market Purchase

4/16/09	4,485	6.62	Open Market Purchase

4/16/09	400	6.64	Open Market Purchase

4/16/09	6,005	6.65	Open Market Purchase

4/15/09	500	5.05	Open Market Purchase

4/15/09	1,200	5.095	Open Market Purchase

4/15/09	800	5.107	Open Market Purchase

4/15/09	300	5.11	Open Market Purchase

4/15/09	300	5.12	Open Market Purchase

4/15/09	100	5.13	Open Market Purchase

4/15/09	100	5.135	Open Market Purchase

	Number of Shares	Price Per Share	Nature of
Date	Purchased	($)	Transaction

4/15/09	100	5.14	Open Market Purchase

4/15/09	1,400	5.142	Open Market Purchase

4/15/09	200	5.15	Open Market Purchase

4/15/09	1,560	5.155	Open Market Purchase

4/15/09	1,200	5.165	Open Market Purchase

4/15/09	100	5.19	Open Market Purchase

4/15/09	100	5.20	Open Market Purchase

4/15/09	300	5.21	Open Market Purchase

4/15/09	100	5.22	Open Market Purchase

4/15/09	200	5.26	Open Market Purchase

4/15/09	1,300	5.34	Open Market Purchase

4/15/09	100	5.37	Open Market Purchase

4/15/09	100	5.39	Open Market Purchase

4/15/09	1,500	5.41	Open Market Purchase

4/15/09	600	5.42	Open Market Purchase

4/15/09	900	5.43	Open Market Purchase

4/15/09	703	5.44	Open Market Purchase

4/15/09	810	5.45	Open Market Purchase

4/15/09	1,930	5.46	Open Market Purchase

4/15/09	700	5.47	Open Market Purchase

4/15/09	4,100	5.48	Open Market Purchase

4/15/09	1,397	5.49	Open Market Purchase

4/15/09	13,310	5.50	Open Market Purchase